TSX/NYSE/PSE: MFC	SEHK: 945
C$ unless otherwise stated
For Immediate Release
September 6, 2017

Manulife Financial Corporation announces results of Conversion Privilege of Non-cumulative Rate Reset Class 1 Shares Series 9
TORONTO – Manulife Financial Corporation ("Manulife") today announced that after having taken into account all election notices received by the September 5, 2017 deadline for conversion of its currently outstanding 10,000,000 Non-cumulative Rate Reset Class 1 Shares Series 9 (the "Series 9 Preferred Shares") (TSX: MFC.PR.I) into Non-cumulative Floating Rate Class 1 Shares Series 10 of Manulife (the "Series 10 Preferred Shares"), the holders of Series 9 Preferred Shares are not entitled to convert their Series 9 Preferred Shares into Series 10 Preferred Shares. There were 193,197 Series 9 Preferred Shares elected for conversion, which is less than the minimum one million shares required to give effect to conversions into Series 10 Preferred Shares.
As announced by Manulife on August 21, 2017, after September 19, 2017, holders of Series 9 Preferred Shares will be entitled to receive fixed rate non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors of Manulife and subject to the provisions of the Insurance Companies Act (Canada). The dividend rate for the five-year period commencing on September 20, 2017, and ending on September 19, 2022, will be 4.35100% per annum or $0.271938 per share per quarter, being equal to the sum of the five-year Government of Canada bond yield as at August 21, 2017, plus 2.86%, as determined in accordance with the terms of the Series 9 Preferred Shares.
Subject to certain conditions described in the prospectus supplement dated May 16, 2012 relating to the issuance of the Series 9 Preferred Shares, Manulife may redeem the Series 9 Preferred Shares, in whole or in part, on September 19, 2022 and on September 19 every five years thereafter.
The Series 9 Preferred Shares have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a "U.S. person" (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife

Manulife Financial Corporation is a leading international financial services group that helps people achieve their dreams and aspirations by putting customers' needs first and providing the right advice and solutions. We operate as John Hancock in the United States and Manulife elsewhere. We provide financial advice, insurance, as well as wealth and asset management solutions for individuals, groups and institutions. At the end of 2016, we had approximately 35,000 employees, 70,000 agents, and thousands of distribution partners, serving more than 22 million customers. As of June 30, 2017, we had over $1 trillion (US$780 billion) in assets under management and administration, and in the previous 12 months we made $26.7 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years. With our global headquarters in Toronto, Canada, we trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media inquiries: Sean B. Pasternak Manulife 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Robert Veloso Manulife 416-852-8982 robert_veloso@manulife.com